Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income (loss)	$(769,834)	$172,012	$(1,161,306)	$287,525
Preferred Stock dividend requirements	(6,564)	(16,455)	(13,128)	(32,729)

Net income (loss) attributable to common stockholders	$(776,398)	$155,557	$(1,174,434)	$254,796

Weighted average number of common and equivalent shares outstanding	15,246,226	17,828,206	15,245,105	17,531,447

Net income (loss) per common share	$(0.05)	$—	$(0.08)	$0.01

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